Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

•

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2013, 2014, 2015, 2016, 2017 and for the six months ended June 30, 2018. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings are the sum of (i) loss from operations before income taxes plus (ii) fixed charges. Fixed charges are comprised of interest expense.

	Year Ended December 31,					Six Months Ended June 30,
	2013	2014	2015	2016	2017	2018
						(unaudited)
Earnings:
Loss from operations before income taxes	$(3,262)	$(56,902)	$(27,082)	$(31,046)	$(40,899)	$(24,948)
Plus: Fixed charges	$58	$2,050	$1,053	$1,030	$614	$106

Earnings, as adjusted	(3,204)	(54,852)	(26,029)	(30,016)	(40,285)	(24,842)

Total fixed charges	$58	$2,050	$1,053	$1,030	$614	$71

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of earnings to combined fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(3,262)	$(56,902)	$(27,082)	$(31,046)	$(40,899)	$(24,948)
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(3,262)	$(56,902)	$(27,082)	$(31,046)	$(40,899)	$(24,948)